                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 14)
                                     ------
                             20th Century Industries

                                (Name of Issuer)

                        Common Stock, Without Par Value

                         (Title of Class of Securities)

                                   901272 20 3

                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 3, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American International Group, Inc.
(I.R.S. Identification No. 13-2592361)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Delaware


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        47,421,320
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                47,421,320

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                47,421,320

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       54.1%

(14)  TYPE OF REPORTING PERSON

      HC, CO

CUSIP NO. 901272 20 3



 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American Home Assurance Company
(I.R.S. Identification No. 13-5124990)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       12,267,565
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               12,267,565

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               12,267,565

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.0%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

Commerce & Industry Insurance Company
(I.R.S. Identification No. 31-1938623)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,827
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,827

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,827

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

New Hampshire Insurance Company
(I.R.S. Identification No. 02-0172170)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,827
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,827

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,827

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

National Union Fire Insurance Company of Pittsburgh, Pa.
(I.R.S. Identification No. 25-0687550)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania



NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       24,324,101
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               24,324,101

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               24,324,101

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.8%


(14)  TYPE OF REPORTING PERSON

      IC, CO

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 14 amends and supplements Items 4, 5 and 7 of the Statement on Schedule 13D dated December 16, 1994, as amended and supplemented by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to
Schedule 13D dated January 20, 1998, Amendment No. 3 to Schedule 13D dated April 9, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to
Schedule 13D dated June 4, 1998, Amendment No. 6 to Schedule 13D dated June 15, 1998, Amendment No. 7 to Schedule 13D dated June 25, 1998, Amendment No. 8 to
Schedule 13D dated July 14, 1998, Amendment No. 9 to Schedule 13D dated July 23, 1998, Amendment No. 10 to Schedule 13D dated July 27, 1998, Amendment No. 11 to
Schedule 13D dated August 10, 1998, Amendment No. 12 to Schedule 13D dated August 19, 1998 ("Schedule 13D") and Amendment No. 13 to Schedule 13D dated August 24, 1998, previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California 91367.

            Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

            At the September 3, 1998 meeting of the Board, AIG agreed with members of the Board who are not affiliated with AIG to reconstitute the Board with the following existing directors not affiliated with AIG: Wiiliam H. Braddock, R. Scott Foster, John B. DeNault, III, Gregory M. Shepard, Arthur
H. Voss and William L. Mellick, and the following persons proposed by AIG:
Maurice R. Greenberg, Robert M. Sandler, William N. Dooley, Howard I Smith, Roxani M. Gillespie, James P. Miscoll and Florence A. Davis. Through a series of steps designed to effectuate this transaction, Rachford Harris and John B. DeNault resigned from the Board; the size of the Board was increased to thirteen directors; Maurice R. Greenberg, Roxani M. Gillespie, James P.
Miscoll, Robert M. Sandler, Howard I. Smith and Florence A. Davis were appointed to the Board; and Maurice R. Greenberg was elected Chairman of the Board. In connection with the foregoing, the Company reaffirmed the existing reinsurance arrangements with subsidiaries of AIG and AIG delivered a statement to the Company, which statement is attached hereto as Exhibit 1.




ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a) Between August 26, 1998, and September 3, 1998 AIG, through its subsidiary National Union, purchased 471,700 shares of Common Stock in open market transactions effected on the New York Stock Exchange at prices ranging from $24.0625 to $26.0000 per share.

            National Union's and each other AIG Sub's current ownership interests in the Company and the Common Stock are as shown in the following table:



                                                Percentage of
Company                                         Common Stock
(and state of                                   Outstanding
domicile)             Number of Shares          (1)
---------------       ----------------          ------------
American Home         12,267,565                14.00
Assurance Company     shares of Common
(New York)            Stock (2)

Commerce &            5,414,827 shares of        6.18
Industry              Common Stock
Insurance Company
(New York)

New Hampshire         5,414,827 shares of        6.18
Insurance Company     Common Stock
(Pennsylvania)

National Union        24,324,101 shares         27.77
Fire Insurance        of Common Stock (3)
Company of
Pittsburgh, Pa.
(Pennsylvania)
                                               ------
Total Common
Shares                47,421,320                54.13%

-----------------

(1) Based on the number of shares of Common Stock outstanding as of July 27, 1998 (87,588,347 shares) as reported by the Company in its Quarterly Report on Form 10-Q for the three month period ended June 30, 1998, as adjusted to give effect to the issuance of shares of Common Stock issuable on conversion of the 200 shares of Series A Preferred Stock converted by American Home as described in Item 4 and footnote (3) below.

(2) American Home purchased 298,000 shares of Common Stock prior to November, 1991. American Home purchased 547,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange between April 23, 1998 and May 12, 1998, 1,050,653 shares of Common Stock in open market transactions effected on the New York Stock Exchange between June 16, 1998 and July 7, 1998, 240,200 shares of Common Stock in open market transactions effected on the New York Stock Exchange between July 23, 1998 and July 28, 1998 and 530,800 shares of Common Stock in open market transactions between July 29, 1998 and August 10, 1998. American Home purchased an additional 575,800 Shares of Common Stock in open market transactions effected on the New York Stock Exchange between August 11, 1998 and August 18, 1998. As described in Item 4 American Home gave notice and tendered certificates in respect of its remaining 200 shares of Series A Preferred Stock, on September 3, 1998 and September 4, 1998, respectively. Upon such conversion American Home became the holder of an additional 17,652 shares of Common Stock.

(3) National Union purchased 602,000 shares of Common Stock prior to June, 1994. National Union purchased an additional 557,500 shares of Common Stock in open market transactions effected on the New York Stock Exchange between May 13, 1998 and June 4, 1998 and 535,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange between June 5, 1998 and June 15, 1998. National Union purchased 4,376,001 shares of Common Stock under the Stock Purchase Agreement on July 14, 1998 and 200,000 shares of Common Stock thereunder on July 15, 1998. National Union purchased 1,132,800 shares of Common Stock in open market transactions effected on the New York Stock Exchange on August 19, 1998 and 448,700 shares of Common Stock in open market transactions effected on the New York Stock Exchange between August 20, 1998 and August 25, 1998. In addition, National Union purchased 471,700 shares of Common Stock in open market transactions effected on the New York Stock Exchange as follows:


      DATE                 SHARES                  PRICE
 August 26, 1998              3,400               $25.6875
        "                    24,200               $25.9375
        "                     8,500               $25.8750
        "                     2,500               $25.8125
        "                     1,300               $25.7500
        "                     2,000               $26.0000
 August 27, 1998              3,200               $24.7500
        "                    14,300               $25.0000
        "                     2,900               $24.9375
        "                     2,000               $24.5000
 August 28, 1998             15,900               $24.7500
        "                     6,700               $24.8125
        "                    52,000               $25.0000
 August 31, 1998                100               $25.3125
        "                    20,600               $25.0000
        "                       500               $25.0625
        "                     7,600               $25.0000
        "                     2,300               $24.9375
        "                       900               $25.2500
        "                     2,300               $25.1875
        "                    18,500               $25.1250
 September 1, 1998           15,000               $25.0000
        "                    60,000               $25.0000
        "                     1,600               $24.9375
        "                    11,500               $24.8125
        "                     2,700               $24.8750
 September 2, 1998           28,600               $24.9375
        "                     9,200               $24.8750
        "                    51,400               $24.9375
 September 3, 1998           20,000               $24.0625
        "                     2,000               $24.1250
        "                       500               $24.1875
        "                     1,700               $24.2500
        "                     3,300               $24.3125
        "                     4,100               $24.3750
        "                    16,000               $24.4375
        "                    37,800               $24.5000
        "                     1,400               $24.5625
        "                    13,200               $24.6250



      (b). AIG and each AIG Sub share voting and dispositive power as to the securities owned by such AIG Sub.

      (c). AIG, American Home, Commerce & Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and, to the best of each of their knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock since the filing of Amendment No. 13 to Schedule 13D, except for the purchase by National Union between August 26, 1998 and September 3, 1998 of 471,700 shares of Common Stock as described above in footnote (3) and the conversion of 200 shares of Series A Preferred Stock into 17,652 shares of Common Stock by American Home on September 4, 1998 as described above in footnote (2).

      (d) and (e).  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      (A) Exhibit 1 - AIG Statement on 20th Century Industries.

                               SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 1998

                                 AMERICAN INTERNATIONAL GROUP, INC.


                                 By:  /s/ Kathleen E. Shannon
                                 ---------------------------------------
                                 Kathleen E. Shannon, Vice President,
                                 Secretary and Associate General Counsel



                                 AMERICAN HOME ASSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 COMMERCE AND INDUSTRY INSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 NATIONAL UNION FIRE INSURANCE COMPANY
                                 OF PITTSBURGH, PA.


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President


                                 NEW HAMPSHIRE INSURANCE COMPANY



                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews, Vice President

                                EXHIBIT INDEX
                                -------------


        (A) EXHIBIT 1 - AIG Statement on 20th Century Industries.